Ignyte Acquisition Corp.

640 Fifth Avenue

New York, NY 10019

August 5, 2022

VIA EDGAR

Attention:	Jenn Do
Lynn Dicker

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Ignyte Acquisition Corp.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 31, 2022
File No. 1-39951

Ladies and Gentlemen:

This letter sets forth the response of Ignyte Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated July 14, 2022, with respect to the above referenced Annual Report on Form 10-K (the “2021 Annual Report”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the 2021 Annual Report.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 41

1.	Staff’s comment:

We note your Form S-1 went effective on January 11, 2021 and you filed the required Form 10-K for the fiscal year ended December 31, 2020 on April 15, 2021. It appears that your annual report for the fiscal year ended December 31, 2021 represents your second annual report. As a result, pursuant to paragraph 1 of the Instructions to Item 308 of Regulation S-K, you are required to comply with Item 308(a) of Regulation S-K. Please revise future filings to include management’s report on internal control over financial reporting, including management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2021, as required by Item 308(a) of Regulation S-K. Additionally, please revise future Forms 10-Q to discuss the basis for your conclusion that you have a material weakness, including the COSO framework you used.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will undertake to properly disclose in future SEC filings management’s report on internal controls over financial reporting, including management’s assessment of the effectiveness of the Company’s internal controls as required by Item 308(a) of Regulation S-K. The Company also advises the Staff that it will include disclosure to discuss the basis of the material weakness, including the COSO framework used, to support management’s conclusion on the effectiveness of the Company’s disclosure controls and procedures for the requisite periods presented in future Forms 10-K and Forms 10-Q.

Exhibits

2.	Staff’s comment:

We note that the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) in its entirety. In future filings, please provide revised certifications that include the required information. Refer to Item 601(b)(31) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will include paragraph 4(b) in its entirety for the certifications provided in Exhibits 31.1 and 31.2 in future SEC filings.

*****

Please contact Andrew P. Gilbert of DLA Piper LLP (US) at (973) 520-2553 or Scott A. Cowan of DLP Piper LLP (US) at (973) 520-2554 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

IGNYTE ACQUISITION CORP.

By:	/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Chief Financial Officer

cc:	David Rosenberg, Ignyte Acquisition Corp.
David Strupp, Ignyte Acquisition Corp.
Andrew P. Gilbert, DLA Piper LLP (US)
Scott A. Cowan, DLA Piper LLP (US)